UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Yandex N.V.

File No. 001-35173 - CF#36157

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Yandex N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 27, 2018.

Based on representations by Yandex N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.2	through February 7, 2022
Exhibit 4.3	through February 7, 2022
Exhibit 4.4	through December 13, 2021
Exhibit 4.5	through December 13, 2021
Exhibit 4.6	through February 7, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary